TAX ISSUES RELATED TO EXERCISE OF STOCK OPTIONS


         This memorandum reviews the tax effects upon the exercise of "Non-Incentive Stock Options" ("NSOs") (those options awarded to non-employee directors and perhaps to some officers) and "Incentive Stock Options" ("ISOs") (those options generally awarded to officers and employees).

A.       Exercise of an NSO
         ------------------

         Upon the exercise of an NSO, the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price will be taxed to the optionee as ordinary income. The Company will be entitled to a deduction in the same amount, provided it makes all required withholdings on the compensation element of the exercise. In general, the optionee's tax basis in
                                        ----------------------------------------
the shares  acquired by  exercising  an NSO is equal to the fair market value of
--------------------------------------------------------------------------------
such shares on the date of exercise.  Upon a subsequent  sale of any such shares
-----------------------------------
in a taxable transaction, the optionee will realize capital gain or loss (long-term or short-term, depending on whether the shares were held for more than 12 months before the sale) in an amount equal to the difference between his or her basis in the shares and the sale price.

         Special rules apply if an optionee pays the exercise price upon exercise of NSOs with previously acquired shares of stock. Except as described below with respect to shares acquired pursuant to ISOs, such a transaction is treated as a tax-free exchange of the old shares for the same number of new shares. To that extent, the optionee's basis in the new shares is the same as his or her basis in the old shares, i.e., there is a carryover of basis, and the capital gain holding period runs without interruption from the date when the old shares were acquired. The value of any new shares received by the optionee in excess of the number of old shares surrendered less any cash the optionee pays for the new shares will be taxed as ordinary income. The optionee's basis in the additional shares is equal to the fair market value of such shares on the date the shares were transferred, and the capital gain holding period commences on the same date. The effect of these rules is to defer the date when any gain in the old shares that are used to buy new shares must be recognized for tax purposes. Stated differently, these rules allow an optionee to finance the exercise of an NSO by using shares of stock that he or she already owns, without paying current tax on any unrealized appreciation in the value of all or a portion of those old shares.

B.       Exercise of an ISO
         ------------------

         The holder of an ISO will not be subject to federal income tax upon the exercise of the ISO, and the Company will not be entitled to a tax deduction by reason of such exercise, provided that the holder is still employed by the Company (or terminated employment no longer than three months before the exercise date). Additional exceptions to this exercise timing requirement apply upon the death or disability of the optionee. A sale of the shares received upon the exercise of an ISO which occurs both more than one year after the exercise of the ISO and more than two years after the grant of the ISO will result in the realization of long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the exercise price for such shares. Generally, upon a sale or disposition of the shares prior to the foregoing holding requirements (referred to as a "disqualifying disposition"), the optionee will recognize ordinary income, and the Company will receive a corresponding deduction equal to the lesser of (i) the excess of the fair market value of the shares on the date of transfer to the optionee over the exercise price, or (ii) the excess of the amount realized on the disposition over the exercise price for such shares. Currently, ISO exercises are exempt from FICA and FUTA taxes and a disqualifying disposition is exempt from employer withholding.

         A special rule applies if an optionee pays all or part of the exercise price of an ISO by surrendering shares of stock that he or she previously acquired by exercising any other ISO. If the optionee has not held the old shares for the full duration of the applicable holding periods before surrendering them, then the surrender of such shares to exercise the new ISO will be treated as a disqualifying disposition of the old shares. As described above, the result of a disqualifying disposition is the loss of favorable tax consequences with respect to the acquisition of the old shares pursuant to the previously exercised ISO.

         Where the applicable holding period requirements have been met, the use of previously acquired shares of stock to pay all or a portion of the exercise price of an ISO may offer significant tax advantages, particularly a deferral of the recognition of any appreciation in the surrendered shares in the same manner as discussed above with respect to NSOs.

C.       Alternative Minimum Tax
         -----------------------

         The "alternative minimum tax" is paid when such tax exceeds a taxpayer's regular federal income tax. The alternative minimum tax is calculated based on alternative minimum taxable income, which is taxable income for federal income tax purposes, modified by certain adjustments and increased by tax preference items.

         The spread under an ISO - i.e., the difference between (a) the fair market value of the shares at exercise and (b) the exercise price - is classified as alternative minimum taxable income for the year of exercise. Alternative minimum taxable income may be subject to the alternative minimum tax. However, a disqualifying disposition of the shares subject to the ISO during the same year in which the ISO was exercised will generally cancel the alternative minimum taxable income generated upon exercise of the ISO.

         When a taxpayer sells stock acquired through the exercise of an ISO, generally only the difference between the fair market value of the shares on the date of exercise and the date of sale is used in computing the alternative minimum tax. The portion of a taxpayer's minimum tax attributable to certain items of tax preference (including the spread upon the exercise of an ISO) can be credited against the taxpayer's regular liability in later years to the extent that liability exceeds the alternative minimum tax.

                      2002 AND 1998 RESTRICTED STOCK PLANS

                                   TAX NOTICE

         The awards granted under the Peoples Home Savings Bank 2002 Restricted Stock Plan and 1998 Restricted Stock Plan (the "Plans") will be in the form of Common Stock and will be subject to a vesting schedule. Taxable compensation equal to the fair market value of the Common Stock at the date of vesting of each installment of such stock award will be recognized by each recipient.

         Federal Tax Consequences of Awards.
         -----------------------------------

         1. Stock awarded under the Plans are generally taxable to the recipient at the time that such awards become 100% vested and non-forfeitable, based upon the fair market value of such stock at the time of such vesting. Therefore, the vesting of stock as of each vesting date constitutes a tax event.

         2. A recipient may make an election pursuant to Section 83(b) of the Internal Revenue Code ("Code") within 30 days of the date of the transfer of an award to elect to include in gross income for the current taxable year the fair market value of such stock as of the date of the transfer of an award. Such election must be filed with the Internal Revenue Service within 30 days of the date of the transfer of the stock award. Therefore, such an election may be filed for stock awards to vest at a future date.

         3. Tax withholding obligations related to stock awards that vest may be satisfied by either the Participant paying the Bank (by check) an amount sufficient to satisfy applicable withholding taxes, or receiving a fewer number of shares upon vesting of stock awards. The latter choice would work as follows: an employee could elect to receive, upon vesting of an award, a number of shares equal to the excess of the total number of shares subject to the award less a number of shares having a fair market value sufficient to satisfy applicable withholding and employment taxes.

         For example, suppose that an employee was scheduled to vest in 1,000 shares having a fair market value equal to $20 per share ($20,000 in the aggregate). Assuming the employee's liability for withholding and employment taxes totaled 45% of the ordinary income being recognized, the amount necessary to pay such taxes would be 45% of $20,000 or $9,000. The employee could either pay the Bank $9,000, or direct the Plan trustees to reduce the number of shares to be transferred from the Plans to the employee. If an employee elected the latter choice, the employee would receive 550 shares from the Plans, with the other 450 shares withheld in satisfaction of the employee's $9,000 tax obligation. In either event, the employee would recognize $20,000 of ordinary income.

         For individuals who are subject to the short-swing profit rule imposed under Section 16 of the Securities Exchange Act of 1934, if shares are withheld in satisfaction of the withholding taxes then such withholding should be reported on a Form 4 to be filed with the SEC.

                                        3